Exhibit 99.5

Disclosure of Transactions in Own Shares

Paris, July 12, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from July 5, 2018 to July 11, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
05.07.2018	300,000	53.6847	16,105,410	XPAR
05.07.2018	100,000	53.6987	5,369,870	CHIX
05.07.2018	65,000	53.7139	3,491,404	TRQX
05.07.2018	35,000	53.7543	1,881,401	BATE
06.07.2018	35,000	53.2769	1,864,692	XPAR
06.07.2018	—	—	—	CHIX
06.07.2018	—	—	—	TRQX
06.07.2018	—	—	—	BATE
09.07.2018	31,152	53.7470	1,674,327	XPAR
09.07.2018	—	—	—	CHIX
09.07.2018	—	—	—	TRQX
09.07.2018	—	—	—	BATE
10.07.2018	25,000	54.5928	1,364,820	XPAR
10.07.2018	—	—	—	CHIX
10.07.2018	—	—	—	TRQX
10.07.2018	—	—	—	BATE
11.07.2018	25,000	53.6580	1,341,450	XPAR
11.07.2018	—	—	—	CHIX
11.07.2018	—	—	—	TRQX
11.07.2018	—	—	—	BATE
Total	616,152	53.7098	33,093,372

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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